UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2010

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

6320 Canoga Avenue, Suite 1430
Woodland Hills, California 91367
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BBV VIETNAM S.E.A. ACQUISITION CORP. (“BBV” OR THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS; (II) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS; (III) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (IV) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (V) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VI) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY; (VII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (VIII) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE INFORMATION ON THE COMPANY’S WEBSITE IS NOT, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKES WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Special Meeting of Stockholders

On April 14, 2010, BBV Vietnam S.E.A. Acquisition Corp. (the “Company”) held a Special Meeting of Stockholders at which the Company’s stockholders approved all proposals, including the proposed merger of Pharmanite, Inc. (“Pharmanite”), a newly-formed Delaware corporation and wholly-owned subsidiary of Migami, Inc., a Nevada corporation (“Migami”), with BBV Sub, Inc., a recently-formed Delaware corporation and wholly-owned subsidiary of the Company (“BBV Sub”), with Pharmanite surviving as a wholly-owned subsidiary of the Company (the “Merger”). The terms and conditions of the Merger were set forth in the Merger Agreement and Plan of Reorganization, dated February 27, 2010, by and among the Company, BBV Sub, Migami and Pharmanite (the “Merger Agreement”).

At the Special Meeting of Stockholders, the Company’s stockholders also approved the following related proposals: (i) an amendment to the amended and restated articles of incorporation of the Company to change the name of the Company to “Pharmanite Holdings, Inc.”, (ii) an amendment to the amended and restated articles of incorporation of the Company to increase the authorized capital stock of the Company from 51,000,000 shares, consisting of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock, to 101,000,000 shares, consisting of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock and (iii) an amendment to the amended and restated articles of incorporation of the Company to eliminate certain special purpose acquisition company provisions therein, which among other things, provides for the Company’s perpetual existence following the Merger and the declassification of the Company’s board of directors.

The Merger was approved by approximately 95% of the stockholders of the Company voting at the Special Meeting of Stockholders.  A total of approximately 267,450 shares issued in the Company’s initial public offering were cast at the Special Meeting of Stockholders in opposition to the Merger and elected to be redeemed into a pro rata portion of the proceeds from the Company’s initial public offering held in trust ($8.00 per share). These stockholders, together with the stockholders of the Company who exercised their redemption rights in connection with the proposal to extend the corporate existence of the Company at a special meeting of the Company’s stockholders on February 12, 2010, represented less than 30% of the shares issued in the Company’s initial public offering.

Consummation of the Merger Agreement

On April 16, 2010, the Merger was consummated.  Pursuant to the terms of the Merger Agreement, Migami transferred all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares of the Company’s common stock (the “Merger Consideration”). As a result of the Merger, Pharmanite became a wholly-owned subsidiary of the Company.  The parties to the Merger Agreement agreed that certain conditions to the consummation of the Merger would be settled subsequent to closing. Furthermore, the parties agreed to continue negotiating the terms and conditions of the amendment to the Option Agreement dated December 7, 2009 by and between the initial shareholders of the Company and Vision Fair Limited. In connection with the consummation of the Merger, Migami entered into a Contribution Agreement with Pharmanite dated April 15, 2010, pursuant to which Migami transferred to Pharmanite, and Pharmanite assumed from Migami, all of its assets and liabilities.  As a result of the Contribution Agreement, Pharmanite owns all of Migami’s former assets and liabilities.

In connection with the consummation of the Merger, the Company purchased and redeemed 3,682,689 shares issued in the Company’s initial public offering held by certain investors for approximately $29.5 million, pursuant to Stock Purchase Agreements entered into by and between the Company and the investors.  As a result of certain payment defaults pursuant to the Stock Purchase Agreements, Migami paid the investors $150,000 in cash and directed the Company to issue 1,225,000 shares of the Merger Consideration to the investors.

Each of the Company’s directors and officers resigned upon the consummation of the Merger and each of John Park, Dr. Young Suh and Henry Cheung were elected to the board of directors of the Company (the “Board”). The Board appointed the following persons as officers of the Company: John Park (Chief Executive Officer), James R. Polsen (Chief Financial Officer), Mark A. Wisniewski (Vice President of Business Development) and Young Gil Kwon (Chief Scientific Officer).

Financial Statements and Exhibits

Exhibit	Description

99.1	Press Release, dated April 21, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ John Park
Name: John Park
Title: Chief Executive Officer

Date: April 21, 2010